

February 19, 2013

<u>Via E-mail</u>
Michael R. Splinter
Chief Executive Officer
Applied Materials, Inc.
3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California   95052-8039

> **Re:** **Applied Materials, Inc.**
> **Form 10-K for the Fiscal Year Ended October 28, 2012**
> **Filed December 5, 2012**
> **File No. 000-06920**

Dear Mr. Splinter:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 28, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 34</u>

1.   We note that you disclose non-GAAP results in the tables and discussions on pages 35, 39, 44, 46, 47, and 48. However, while the measures included in the tables follow a caption labeled "Non-GAAP Results," the titles of the individual non-GAAP measures are the same as the comparable GAAP measures. Further, when you use the terms in your discussions following the tables, it is not clear whether you are referring to the GAAP measure, the non-GAAP measure, or both simultaneously. Please revise your

presentation in future filings to comply with the guidance in Item 10(e)(ii)(E) of Regulation S-K, which requires that you do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant